

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 7, 2007

<u>**Via U.S. Mail and Fax (501-748-7400)**</u>
Mr. Jeffery R. Gardner
President and Chief Executive Officer
Windstream Corporation
4001 Rodney Parham Road
Little Rock, Arkansas 72212

      RE: **Windstream Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 1, 2007**

                  **Forms 10-Q for March 31, 2007 and June 30, 2007
File No. 1-32422**

Dear Mr. Gardner:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1.   Please provide a section on trend analysis where you pull together the information regarding future USF revenues and other items discussed in Risk Factors, declining revenue from wirelines, loss of the directories after the split-off, providing your own services previously provided by Alltel after July 17, 2006, other changes related to the spin off of your business by Alltel and subsequent merger into Valor, and other items mentioned in the filing to provide the reader with an understanding as to your financial outlook.

Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies:

        Derivative Instruments, page F-40

2.   We note that you recognize interest differentials from interest rate swap agreements as adjustments to interest expense in the period they occur, with the differential paid or received as interest rates change accrued and recognized as an adjustment to interest expense. Tell us, and revise to disclose, more about your accounting for these swaps, such as how any hedge ineffectiveness and any changes to the fair value of the swaps are recognized.

3.   For each type of hedging relationship entered into during the periods presented, please tell us how you determined that they meet the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133 as applicable. Also, tell us the following information and revise your disclosure in future filings:

        • the nature and specific terms of the hedged item or transaction;
        • the nature and terms of the derivative instrument;
        • the specific documented risk being hedged;
        • the quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis; and,
        • the quantitative measures you use to measure ineffectiveness.

4.   Please tell us the nature of the hedging relationships for which you apply the short-cut method or matched terms approach for assuming no ineffectiveness. Tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

Note 15. Supplemental Guarantor Information, page F-67

5.   Please tell us how you considered Rule 3-10 of Regulation S-X in connection with the issuance of the notes disclosed in this footnote.

Note 17. Pending Transactions, page F-76

6.   Addressing the relevant accounting literature, tell us how you will account for the split off of the directory publishing business.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Please furnish your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385, or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director